Exhibit 21.1

Entity Name	Jurisdiction
AMASS Brands Inc	Delaware
Maison Thomas, LLC	California
Project Crush DTC Sub LLC	California
222 Spirits Holdco, LLC	Delaware
222 Spirits, LLC	Delaware
222 Spirits Management Holdco, LLC	Delaware
Summer Water Inc.	Delaware
Project Crush Acquisition Corp LLC	Delaware
Art + Plants Heal, S. De R.L. De C.V.	Mexico
WKND Drinks Inc.	Delaware